UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

CPI CARD GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)		26-0344657 (I.R.S. Employer Identification No.)

	CPI Card Group Inc. 10368 W Centennial Road, Littleton, CO (Address of principal executive offices)	80127 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.001 par value	The Nasdaq Stock Market LLC (Nasdaq Global Market)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box.  ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box.  ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates:

None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Securities to be Registered.

The following is a summary of certain terms of the common stock, par value $0.001 per share, of CPI Card Group Inc. (the “Registrant”). This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Delaware General Corporation Law (“DGCL”) and the Registrant’s Third Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), and the Registrant’s Second Amended and Restated By-laws (the “Bylaws”).

Authorized Shares of Capital Stock

The Registrant’s authorized capital stock consists of one hundred million (100,000,000) shares of common stock, $0.001 par value, and one hundred thousand (100,000) shares of preferred stock, $0.001 par value.

Voting Rights

Holders of the Registrant’s common stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors; provided, however, that holders of common stock will not be entitled to vote on any amendment to the Certificate of Incorporation that relates solely to the terms of one or more outstanding series of preferred stock, if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon. The Registrant’s common stock does not have cumulative voting rights.

Dividend Rights

Subject to any preferential dividend rights granted to the holders of any shares of the Registrant’s preferred stock that may at the time be outstanding, holders of the Registrant’s common stock are entitled to receive equally, on a per share basis, such dividends and other distributions in cash, securities or other property as may be declared thereon from time to time by the Registrant’s board of directors out of assets or funds legally available for the payment of dividends.

Liquidation Rights

Subject to any preferential rights of outstanding shares of preferred stock, holders of the Registrant’s common stock are entitled to share pro rata, upon any liquidation or dissolution of the Registrant, in all remaining assets legally available for distribution to stockholders.

Other Rights and Preferences

The Registrant’s common stock has no sinking fund or redemption provisions or preemptive, conversion or exchange rights. Special meetings of stockholders may be called by the Registrant’s Secretary at the request of stockholders holding a majority of the outstanding stock entitled to vote at the meeting. Holders of the Registrant’s common stock may also act by written consent, subject to certain provisions in the Seventh Article of the Certificate of Incorporation, as summarized below.

Certain Anti-Takeover Effects

Certain provisions of the Certificate of Incorporation and Bylaws may be deemed to have an anti-takeover effect, as follows:

Advance Notice Requirements for Stockholder Proposals and Director Nominations. The Bylaws provide advance notice procedures for stockholders seeking to bring business before meetings of stockholders or to nominate candidates for election as directors at an annual meeting of stockholders or at a special meeting of stockholders and specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude the Registrant’s stockholders from bringing matters before meetings of stockholders or from making nominations for directors at meetings of stockholders if the proper procedures are not followed.

Additional Authorized Shares of Capital Stock. The additional shares of authorized common stock and preferred stock available for issuance under the Certificate of Incorporation could be issued at such times, under such circumstances and with such terms and conditions as to impede a change in control.

Interested Stockholder Transactions. Pursuant to the Ninth Article of the Certificate of Incorporation, the Registrant may not engage in any Business Combination (as defined therein) with any Interested Stockholder (as defined therein) for a period of three years following the time that such stockholder became an Interested Stockholder, subject to the terms and exceptions set forth in the Certificate of Incorporation.

Issuance of Preferred Stock. Pursuant to the Certificate of Incorporation, the Registrant’s board of directors has authority to issue preferred stock from time to time and to fix and determine, by resolution, the par value, voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including specifically, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of preferred stock (or the entire class of preferred stock if none of such shares have been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof.

Limitations on Stockholder Ability to Act by Written Consent and to Call Meetings. Pursuant to the Seventh Article of the Certificate of Incorporation, from and after the Trigger Date (as defined therein), any action required or permitted to be taken by the Registrant’s stockholders may be effected only at a duly called annual or special meeting of the Registrant’s stockholders and the power of stockholders to consent in writing without a meeting is specifically denied. After the Trigger Date, special meetings of the Registrant’s stockholders may be called only by or at the direction of the board of directors pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that the Registrant would have if there were no vacancies.

Choice of Forum

The Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Registrant, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Registrant to the Registrant or the Registrant’s stockholders, (iii) any action asserting a claim against the Registrant arising pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws or (iv) any action asserting a claim against the Registrant that is governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in any shares of the Registrant will be deemed to have notice of and to have consented to these provisions.

Amendments to the Certificate of Incorporation and Bylaws

Pursuant to the Tenth Article of the Certificate of Incorporation, prior to the Trigger Date, the Bylaws may be adopted, amended, altered or repealed by the affirmative vote of the holders of at least a majority of the voting power of all of the then outstanding shares of voting stock, voting together as a single class. On and after the Trigger Date, the Bylaws may be adopted, amended, altered or repealed by (i) a vote of a majority of the total number of directors that the Registrant would have if there were no vacancies or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of the then outstanding voting stock, voting together as a single class.

The Certificate of Incorporation further provides that no provision of the Fifth, Sixth, Seventh, Ninth, Tenth or Eleventh Article of the Certificate of Incorporation may be altered, amended or repealed in any respect, nor may any provision or bylaw inconsistent therewith be adopted, unless in addition to any other vote required by the Certificate of Incorporation or otherwise required by law, (i) prior to the Trigger Date, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by law, the affirmative vote of the holders of a majority of the voting power of all outstanding shares of voting stock, voting together as a single class, and (ii) from and after the Trigger Date, such alteration, amendment, repeal or adoption is approved by, in addition to any other vote otherwise required by law, the affirmative vote of holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all outstanding shares of voting stock, voting together as a single class.

Transfer Agent and Registrar

EQ Shareowner Services is the transfer agent and registrar for the Registrant’s common stock. TSX Trust is the Canadian transfer agent acting as co-agent for the Registrant’s common stock on the Toronto Stock Exchange.

Item 2.	Exhibits.

Under the Instructions as to Exhibits with respect to Form 8-A, no exhibits are filed herewith or incorporated by reference because no other securities of the Registrant are registered on The Nasdaq Stock Market LLC (Nasdaq Global Market), and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CPI CARD GROUP INC.

Dated: August 4, 2021	By:	/s/ Sarah J. Kilgore
	Name:	Sarah J. Kilgore
	Title:	Chief Legal and Compliance Officer